                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                        HAWAII NATIONAL BANCSHARES, INC.
                                (Name of Issuer)

                        HAWAII NATIONAL BANCSHARES, INC.
                        (Name of person filing Statement)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    419758107
                      (CUSIP Number of Class of Securities)

WARREN K. K. LUKE                                 STEPHEN M. KLEIN, ESQ.
PRESIDENT                                         GRAHAM & DUNN PC
HAWAII NATIONAL BANCSHARES, INC.                  1420 FIFTH AVENUE, 33RD FLOOR
45 N. KING ST.                                    SEATTLE, WA 98101-2390
HONOLULU, HAWAII 96812                            (206) 340-9648
(808) 528-7711

            (Name, Address and Telephone Number of Person Authorized
               to receive Notices and Communications on Behalf of
                            Person Filing Statement)

                              __________ ___, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders):

CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
        Transaction Valuation*                         Amount of Filing Fee
             $31,995,000                                      $6,399
--------------------------------------------------------------------------------

* Up to 711,000 shares of the Issuer's Common Stock, par value $1.00 per share, redeemed for cash consideration of $45.00 per share.

   [ ] Check box if any part of the fee is offset as provided by Rule
       0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:



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                                  INTRODUCTION

        This Rule 13E-4 Transaction Statement is being filed by Hawaii National Bancshares, Inc.(the "Company") with respect to its common stock, par value $1.00 per share. This Rule 13e-4 transaction involves a transaction subject to Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Act") and the information contained in the Proxy/Tender Offer Statement filed concurrently herewith by the Company is incorporated by reference into the Items in this Schedule. The Company also is filing a Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Schedule 13E-3") concurrently with the filing of this Statement.

        The Board of Directors of the Company has adopted a going private plan, which has two features. The first feature is a proposal to amend the Company's Articles of Incorporation to provide that each 200 outstanding shares of Company common stock ("Existing Shares') will be consolidated and converted into one share of "New Common Stock" (the "Reverse Stock Split"). Upon completion of the Reverse Stock Split, holders of less than 200 Existing Shares will cease to be shareholders of the Company and the Company will acquire for cash all resulting fractional shares of New Common Stock at a price equal to $45.00 per Existing Share.

        The second feature of the going-private plan involves an issuer tender offer (the "Tender Offer"). Commencing June 1, 1999, the Company will offer to acquire Existing Shares from any and all Company shareholders at $45.00 per Existing Share, which is the same per-share price as will be received by holders of fractional shares of New Common Stock pursuant to the Reverse Stock Split. The Tender Offer will terminate on June 30, 1999. The Tender Offer is open to all shareholders of the Company, even those whose shares will be converted into fractional shares of New Common Stock, and thus into a right to receive cash only, pursuant to the Reverse Stock Split. The purpose of the Tender Offer is to allow holders of 200 or more Existing Shares the ability, if they elect to tender their shares, to liquidate their equity investment in the Company on the same economic terms as will apply to the holders of less than 200 Existing Shares in the Reverse Stock Split.

ITEM 1. SECURITY AND ISSUER.

        (a) The name of the issuer is Hawaii National Bancshares, Inc., a Hawaii corporation, and the address of its principal executive office is 45 North King Street, Honolulu, Hawaii 96817.

        (b) The exact title of the class of equity securities to which this statement relates is Common Stock, par value $1.00 per share. The information set forth under the captions "THE TENDER OFFER - Basic Terms of the Tender Offer", "- Tender Offer Procedures" and "- Interests of Certain Persons in the Tender Offer" in the Proxy/Tender Offer Statement is incorporated herein by reference.

        (c) The information set forth under the caption "MARKET AND DIVIDEND INFORMATION" in the Proxy/Tender Offer Statement is incorporated herein by reference.

        (d) Not applicable.



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

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a) The information set forth under the caption "THE TENDER OFFER - Fees and Expenses; Sources of Funds," of the Proxy/Tender Offer Statement is incorporated herein by reference.

        (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

        The information set forth under the caption "THE TENDER OFFER - Reasons for the Tender Offer" in the Proxy/Tender Offer Statement is incorporated herein by reference.

        (a) The information set forth under the caption "THE REVERSE STOCK SPLIT
- Expenses; Sources of Funds" in the Proxy/Tender Offer Statement is incorporated herein by reference.

        (b) - (f)  Not applicable.

        (g) The information set forth under the captions "THE TENDER OFFER - Reasons for the Tender Offer" and "- Investment Considerations" in the Proxy/Tender Offer Statement is incorporated herein by reference.

        (h)-(j) The information set forth under the caption "THE REVERSE STOCK SPLIT - Termination of Exchange Act Registration" in the Proxy/Tender Offer Statement is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

        The information set forth under the captions "TRANSACTIONS IN COMMON STOCK - Purchases by Company or Affiliates in Past Two Years" and
"- Transactions by Officers, Directors or Affiliates in Past 40 Business Days" of the Proxy/Tender Offer Statement is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

        The information set forth under the caption "ABOUT THE ANNUAL MEETING -What are the Company's Objectives?" and "THE TENDER OFFER - Investment Considerations" of the Proxy/Tender Offer Statement is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

        The time and efforts of certain officers and other employees of the Company have been utilized in connection with the preparation of the Schedule 13E-4, the Schedule 13E-3, the Proxy/Tender Offer Statement and related materials to be sent to stockholders and have been and will be utilized in connection with overseeing this transaction. The Company may utilize its employees to solicit tenders of shares from stockholders. Except as otherwise disclosed in this Item 6, no person has been or will be retained, employed or compensated to make solicitations or recommendations in connection with the
Schedule 13E-4 transaction.



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

ITEM 7.    FINANCIAL INFORMATION.

        (a) Audited financial statements of the Company for the fiscal years ended December 31, 1997 and 1998 and the report of independent accountants thereon are set forth in the Financial Statements and notes thereto contained in the portions of the Corporation's 1998 Annual Report to Shareholders (the "1998 Annual Report") which are included as an exhibit hereto. Management's Discussion and Analysis of Financial Condition and Results of Operations for such periods is set forth in the portions of the 1998 Annual Report included as an exhibit hereto.

        Unaudited financial statements of the Company are set forth in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1999 (the "Form 10-Q"), which is attached as Appendix D to the Proxy/Tender Offer Statement (which is filed as an exhibit hereto). Management's Discussion and Analysis of Financial Condition and Results of Operations for such periods is set forth in the Form 10-Q. The above noted sections of the 1998 Annual Report and Form 10-Q are hereby incorporated by reference.

        (a) Not applicable.

ITEM 8. ADDITIONAL INFORMATION.

        (a)-(d) Not applicable.

        (e) All of the information set forth in the Proxy/Tender Offer Statement is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

        (a) (1) Proxy/Tender Offer Statement of Hawaii National Bancshares,
                 Inc.*

            (2) Letter to Shareholders dated ________ ___, 1999.*

            (3) Letter of Transmittal.

            (4) Notice of Guaranteed Delivery.

            (5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                and Other Nominees.

            (6) Letter to Clients.

            (7) Financial Statements and Management's Discussion and Analysis of
                Financial Condition and Results of Operations excerpted from the draft Annual Report to Shareholders of Hawaii National Bancshares, Inc. for the fiscal year ended December 31, 1998.*

        (b)-(f) Not applicable.

        ------------
        * Incorporated by reference to Exhibits (d)(1), (d)(2) and (d)(4) of the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed concurrently herewith.



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                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 1999              HAWAII NATIONAL BANCSHARES, INC.


                                 By: /s/ Ernest T. Murata
                                     ------------------------------------------
                                     Name: Ernest T. Murata
                                     Title: Vice President, Treasurer and Chief
                                     Financial Officer











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                                                                 EXHIBIT 9(a)(3)



                              LETTER OF TRANSMITTAL
                       TO ACCOMPANY SHARES OF COMMON STOCK
                                       OF
                        HAWAII NATIONAL BANCSHARES, INC.
              TENDERED PURSUANT TO THE PROXY/TENDER OFFER STATEMENT
                            DATED ________ ___, 1999

           THE TENDER OFFER WILL EXPIRE AT 5:00 P.M. HONOLULU TIME ON
               JUNE 30, 1999, UNLESS THE TENDER OFFER IS EXTENDED

       -------------------------------------------------------------------

               PLEASE READ CAREFULLY THE ACCOMPANYING INSTRUCTIONS

       -------------------------------------------------------------------

TO:     Hawaii National Bancshares, Inc.

Ladies and Gentlemen:

        The undersigned shareholder ("Shareholder" or the "undersigned") of Hawaii National Bancshares, Inc., a Hawaii corporation (the "Company"), hereby agrees to sell and tenders to the Company the number of shares (the "Shares") of common stock of the Company indicated in Box A below and evidenced by share certificate(s) either enclosed herewith or guaranteed to be transmitted as indicated below, to be purchased by the Company at a price of $45.00 net per share, in cash, to the Shareholder, subject to the terms and conditions set forth in the Proxy/Tender Offer Statement dated _______ ____, 1999, and in this Letter of Transmittal. Shareholder acknowledges receipt and review of the Proxy/Tender Offer Statement and the Letter of Transmittal.

        The undersigned hereby sells, assigns and transfers to, or upon the order of, the Company all Shares that are being tendered hereby that are purchased pursuant to the Proxy/Tender Offer Statement. The undersigned hereby represents that the Shares tendered hereby represent all of the Shares owned by the undersigned. The undersigned further represents that the undersigned has full authority to sell the tendered Shares and that such sale will convey to the Company full legal and beneficial title thereto, free and clear of all liens, charges and encumbrances and not subject to any adverse claim. Upon request, the undersigned will execute any additional documents necessary to complete the transfer.

        The undersigned hereby irrevocably constitutes and appoints [the Company] as attorney-in-fact of the undersigned, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), (a) to deliver certificates for the tendered Shares, together with all accompanying evidences of transfer and authenticity, to or upon the order of the Company upon receipt of the purchase price by the Company, as the undersigned's agent, (b) to present such certificates for cancellation and transfer of the tendered Shares on the Company's books and (c) to receive all benefits and otherwise exercise all rights of beneficial ownership of the tendered Shares, all in accordance with the terms of the Proxy/Tender Offer Statement.

        All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assignees of the undersigned. This tender is revocable only to the extent and during the period stated in the Proxy/Tender Offer Statement.

        Unless otherwise indicated herein under Box B captioned "Special Payment Instructions" or Box C captioned "Special Delivery Instructions," please issue the check for the purchase price (and accompanying documents, as appropriate) in the name of the undersigned and mail such check to the undersigned at the address shown below the undersigned's signature. The undersigned recognizes that the Company has no obligation, pursuant to the Special Payment Instructions, to transfer any certificate for Shares from the name of the holder thereof if the Company purchases none of the Shares represented by such certificate.

               ---------------------------------------------------

                                      BOX A
                         DESCRIPTION OF SHARES TENDERED
                           (SEE INSTRUCTIONS 4 AND 5)

               ---------------------------------------------------

--------------------------------------------------------------------------------

Names and Addresses of Registered                  Certificates Tendered
             Holders                       (Attach Signed Schedule If Necessary)

--------------------------------------------------------------------------------

                                   Certificate Number(s)        Number of Shares

                                   ---------------------        ----------------

                                   ---------------------        ----------------

                                   ---------------------        ----------------

--------------------------------------------------------------------------------

                                   Total Number of Shares Tendered

--------------------------------------------------------------------------------

               ---------------------------------------------------

    NOTE: IF YOUR SHARE CERTIFICATES ARE LOST, PLEASE REFER TO INSTRUCTION 9.

               ---------------------------------------------------

                                      BOX B
                          SPECIAL PAYMENT INSTRUCTIONS
                           (SEE INSTRUCTIONS 6 AND 7)

               ---------------------------------------------------

        To be completed ONLY if a check is to be issued in the name of and sent to someone other than the undersigned.



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

Issue check to:

Name:
      -------------------------------------------------------------------

Address:
         ----------------------------------------------------------------
                                                 (include Zip Code)

               ---------------------------------------------------
               (Taxpayer Identification or Social Security Number)

                               (See Instruction 1)

               ---------------------------------------------------

                                      BOX C
                          SPECIAL DELIVERY INSTRUCTIONS
                               (SEE INSTRUCTION 7)

               ---------------------------------------------------

        To be completed ONLY if a check, issued in the name of the undersigned, is to be sent to someone other than the undersigned or is to be sent to the undersigned at an address other than shown below the undersigned's signature.

Mail check to:

Name:
      -------------------------------------------------------------------

Address:
         ----------------------------------------------------------------

         ----------------------------------------------------------------
                                                 (include Zip Code)







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



               ---------------------------------------------------

                                      BOX D
                 PAYER'S NAME: HAWAII NATIONAL BANCSHARES, INC.
                               (SEE INSTRUCTION 9)

               ---------------------------------------------------

                               SUBSTITUTE Form W-9
                           Department Of The Treasury
                            Internal Revenue Service
  Payor's Request For Taxpayer Identification Number ("TIN") and Certification

        PART 1 - PLEASE PROVIDE YOUR TIN ON THE LINE AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW

TIN: ______________________________________
           Social Security Number or
           Employer Identification Number

PART 2--TIN Applied For [ ]

CERTIFICATION -- UNDER THE PENALTIES OF PERJURY, I CERTIFY THAT:

(1) the number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me).

(2) I am not subject to backup withholding either because (i) I am exempt from backup withholding, (ii) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (iii) the IRS has notified me that I am no longer subject to backup withholding, and

(3) any other information provided on this form is true and correct.

Signature______________________           Date ______________________, 1999

You must cross out item (iii) in Part (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return and you have not been notified by the IRS that you are no longer subject to backup withholding.

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY IN CERTAIN CIRCUMSTANCES RESULT IN BACKUP WITHHOLDING OF 31% OF ANY AMOUNTS PAID TO YOU PURSUANT TO THE TENDER OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.






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



       YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX
                        IN PART 2 OF SUBSTITUTE FORM W-9

             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

        I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, 31% of all payments made to me pursuant to the Tender Offer shall be retained until I provide a taxpayer identification number to the Company and that, if I do not provide my taxpayer identification number within 60 days, such retained amounts shall be remitted to the Internal Revenue Service as backup withholding and 31% of all reportable payments made to me thereafter will be withheld and remitted to the Internal Revenue Service until I provide a taxpayer identification number.

Signature ______________________               Date ______________________, 1999










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               ---------------------------------------------------

                                      BOX E
                              SHAREHOLDER SIGN HERE
                               (SEE INSTRUCTION 6)

               ---------------------------------------------------



               ---------------------------------------------------


               ---------------------------------------------------
                           (Signature(s) of Owner(s))

IMPORTANT: Also complete Substitute Form W-9 (Box F), above. (PLEASE REFER TO INSTRUCTION 1 TO DETERMINE IF YOUR SIGNATURE MUST BE GUARANTEED.)

Name(s): _______________________________________________________________

Address: _______________________________________________________________

         _______________________________________________________________
                                                   (include Zip Code)

Daytime Area Code and Telephone No.: ___________________________________

Tax Identification or Social Security Number: __________________________

Signature(s) Medallion Guaranteed By*: _________________________________

(*If required, see Instruction 1)










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



                           INSTRUCTIONS FOR COMPLETION
                                       OF
                              LETTER OF TRANSMITTAL
         (Forming part of the Terms and Conditions of the Tender Offer)

1. GUARANTEE OF SIGNATURES. No signature guarantee on the Letter of Transmittal (Box G) is required unless special instructions have been given under Box B captioned "Special Payment Instructions" or Box C captioned "Special Delivery Instructions." If such special instructions have been given, signatures on this Letter of Transmittal must be guaranteed by an institution, such as a commercial bank, trust company, savings and loan association, credit union, or stockbroker or other member of the NASD or of a national securities exchange, provided such institution is a member of or a participant in a signature guarantee medallion program pursuant to SEC Rule 17Ad-15 ("Eligible Institution").

2. DELIVERY OF LETTER OF TRANSMITTAL AND CERTIFICATES. The Letter of Transmittal is to be used only if certificates are forwarded herewith, unless delivery of certificates is guaranteed as described under Instruction
    3. Certificates for all tendered Shares, together with a properly completed and duly executed Letter of Transmittal or facsimile thereof, and any other documents required by this Letter of Transmittal, should be mailed or delivered to Hawaii National Bancshares, Inc., 45 N. King Street, P.O. Box 3740, Honolulu, Hawaii 96812, prior to the Expiration Date of the Tender Offer as defined in the Proxy/Tender Offer Statement. Actual delivery to and receipt by the Company by the Expiration Date is an absolute requirement unless delivery is properly guaranteed. DEPOSIT IN THE MAIL ON THE EXPIRATION DATE WILL NOT CONSTITUTE A TIMELY TENDER.

3. GUARANTEE OF DELIVERY. Shares represented by certificates which are not immediately available may be tendered by commercial banks or trust companies, by members of any national securities exchange or by members of the NASD, acting on behalf of their customers, if the commercial bank, trust company, exchange or NASD member will execute and deliver a Notice of Guaranteed Delivery and by otherwise complying with the guaranteed delivery procedures set forth in the Proxy/Tender Offer Statement. The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Company and must include a signature guarantee by an Eligible Institution in the form set forth in such Notice. For Shares to be tendered validly pursuant to the guaranteed delivery procedure, the Company must receive the Notice of Guaranteed Delivery on or before the expiration date. The adequacy of such Guarantee will be determined solely in the discretion of the Company. Shares tendered pursuant to such a Guarantee should be accompanied by a properly executed Letter of Transmittal. The certificates for the tendered Shares must be delivered to the Company within 5 business days after the Company's receipt of the Guarantee of Delivery.

4. INADEQUATE SPACE. If the space provided herein is inadequate, the certificate numbers and the number of Shares should be listed on a separate schedule attached hereto.

5.  SIGNATURES ON LETTER OF TRANSMITTAL, STOCK POWERS AND ENDORSEMENTS.

    5.1 If this Letter of Transmittal is signed by the owner of the certificates tendered hereby, the signature must correspond with the name as written on the face of the certificates, without any change whatsoever. If the names on tendered certificates are not identical, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are certificates in different names.

    5.2 If the certificates tendered hereby are owned of record by two or more joint owners, all owners must sign this Letter of Transmittal.

    5.3 If any tendered Shares are registered in different names, it will be necessary to complete, sign and submit a separate Letter of Transmittal for each different registration.

    5.4 When this Letter of Transmittal is signed by the owner(s) of the certificates listed and transmitted hereby, no endorsements of certificates or separate stock powers are required.

    5.5 If this Letter of Transmittal or any certificates or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of a corporation or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to the Company of their authority to so act, if requested.

6. STOCK TRANSFER TAXES. The Company will pay all stock transfer taxes, if any, applicable to the transfer to it of Shares purchased pursuant to the Tender Offer. If, however, payment of the purchase price is to be made to any person other than the registered owner, or if tendered certificates are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such person will be deducted from the purchase price, if satisfactory evidence of the payment of such taxes, exemption therefrom, is not submitted.

7. SUBSTITUTE FORM W-9. Under federal income tax law, a shareholder whose tendered Shares are accepted for payment is required by law to provide the Company (as payer) with his or her correct taxpayer identification number, which is accomplished by completing and signing Box F captioned "Substitute Form W-9." In addition, if a shareholder executes Box B captioned "Special Payment Instructions", a separate Substitute Form W-9 should also be executed by the alternate payee. If the Company is not provided with the correct taxpayer identification number, the shareholder may be subject to a $50.00 penalty imposed by the Internal Revenue Service. In addition, except in the case of certain exempt taxpayers, the Company will be required to withhold, and will withhold, 31% of the gross proceeds paid to that shareholder or other payee pursuant to the Tender Offer, unless the shareholder or other payee provides the depository with his taxpayer identification number, certifies that such number is correct, and certifies that he is not subject to backup withholding under Section 3406(a)(l)(C) of the Internal Revenue Code of 1986, as amended (the "Code"). The taxpayer identification number is the social security number or employer identification number of the shareholder or other payee. For further instructions on determining the proper identification number to give to the Company, see the Guidelines for Completing Certification Statements in Box D at the end of this Letter of Transmittal. Each tendering shareholder or other payee should fully complete and sign Box F captioned "Substitute Form W-9" and check the box in part 2 of Substitute Form W-9, if so eligible, so as to provide the information and certifications necessary to avoid backup withholding.

           You may be, or may have been, notified that you are subject to backup withholding under Section 3406 (a)(1)(C) of the Code because you have underreported interest or dividends or you were required to but failed to file a return which would have included a reportable interest or dividend payment. IF YOU HAVE BEEN SO NOTIFIED AND YOU HAVE NOT RECEIVED A SUBSEQUENT NOTICE FROM THE INTERNAL REVENUE SERVICE ADVISING YOU THAT BACKUP WITHHOLDING HAS BEEN TERMINATED, YOU MUST STRIKE OUT THE LANGUAGE ON THE SUBSTITUTE FORM W-9 CERTIFYING THAT YOU ARE NOT SUBJECT TO BACKUP WITHHOLDING. If you are subject to backup withholding and you strike out the language on the Substitute W-9 certifying that you are not subject to backup withholding, you should nonetheless provide your correct taxpayer identification number to the Company and certify that it is correct.

           Exempt shareholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. (In order for a foreign individual to qualify as an exempt recipient, that shareholder must submit a statement, signed under penalty of perjury, attesting to that individual's exempt status. Such statements can be obtained from the Company.)

           If backup withholding applies, the Company is required to withhold 31% of any such payments made to the shareholder. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be requested.

8. IRREGULARITIES. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Company, which determination shall be final and binding. The Company reserves the right to reject any tenders of Shares not in appropriate form or the acceptance of or payment of which would, in the opinion of the Company's counsel, be unlawful. The Company also reserves the right to waive any of the conditions of the Tender Offer or any defect in any tender, and the Company's interpretations of the terms and conditions of the Tender Offer (including these instructions) shall be final and binding. The Company shall not be obligated to give notice of any defects or irregularities in tenders and shall not incur any liability for failure to give any such notice. Tenders will not be deemed to have been made until all defects and irregularities have been cured or waived.

9. LOST CERTIFICATES. In the event that you are unable to deliver to the Company the certificate(s) for your Shares of common stock due to the loss or destruction of such certificate(s), such fact should be indicated on the face of the Letter of Transmittal. In such event, the Company will forward additional documentation which you must complete in order to tender effectively such lost or destroyed certificate(s). Pursuant to the Company's Bylaws, the Company may require the shareholder to deliver a bond or other security which indemnifies the Company and the Board of Directors against any loss resulting from the replacement of such lost or destroyed certificates. Tenders will be processed after certificates are replaced.





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

10. ADDITIONAL INFORMATION AND COPIES. Additional information, as well as additional copies of the Proxy/Tender Offer Statement and this Letter of Transmittal, may be obtained from the Company by contacting:

                                   Michael Lai
                        Hawaii National Bancshares, Inc.
                                45 N. King Street
                                  P.O. Box 3740
                             Honolulu, Hawaii 96812
                                 (808) 528-7711

IMPORTANT: IF YOU DESIRE TO TENDER YOUR SHARES, THE LETTER OF TRANSMITTAL OR FACSIMILE THEREOF (TOGETHER WITH CERTIFICATES AND OTHER REQUIRED DOCUMENTS) MUST BE RECEIVED BY THE DEPOSITORY ON OR PRIOR TO THE EXPIRATION DATE OF THE TENDER OFFER. DEPOSIT OF SUCH MATERIALS IN THE MAIL ON THE EXPIRATION DATE WILL NOT CONSTITUTE A TIMELY TENDER.

              GUIDELINES FOR COMPLETING CERTIFICATION STATEMENTS IN
                               BOX D CERTIFICATION

        After you have read these instructions, place your signature and the current date in the space provided in Box F. If you are exempt from backup withholding, you should complete Box F of this Letter of Transmittal to avoid possible erroneous backup withholding. Enter your correct Taxpayer Identification Number ("TIN") in Part I, check the box in Part II, and sign and date the form.

BACKUP WITHHOLDING

        Backup withholding will apply if:

        1.  You fail to furnish us with your taxpayer identification number; or

        2. The Internal Revenue Services notifies us that you furnished an incorrect taxpayer identification number; or

        3. You are notified that you are subject to backup withholding because you have underreported interest or dividend income to the Internal Revenue Service, or you were required to but failed to file a return which would have included a reportable interest or dividend payment; or

        4. You fail to certify to us that you are not subject to backup withholding or fail to certify your taxpayer identification number.

TAXPAYER IDENTIFICATION NUMBER

        For individuals and sole proprietors, the TIN is the social security number, which is a nine (9) digit number separated by two hyphens (i.e. 000-00-0000). For corporations, valid trusts, estates, pension trusts, partnerships, associations, clubs and other organizations which are not tax-exempt, the taxpayer number is the employer identification number, which is a nine (9) digit number separated by only one hyphen (i.e. 00-0000000).

EXEMPTIONS FROM BACKUP WITHHOLDING

        The following include some of the entities which are specifically exempt from backup withholding on ALL payments:

        o  A corporation

        o An organization exempt from tax under section 501(a), or an individual retirement plan (IRA)

        o  All foreign governments and entities

        o A dealer in securities or commodities required to register in the U.S.

        o  All federal, state and local government entities

        o  A real estate investment trust

        o  Nonresident aliens

        NOTE: Nonresident aliens are required to sign a Form W-8 or Substitute W-8 Bank form, Certificate of Foreign Status.

PENALTIES

        Under certain circumstances, you may be subject to penalties imposed by the Internal Revenue Service, as follows:

        1. The penalty for failure to furnish your taxpayer identification number to us will be $50.00 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

        2. If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.00.

        3. If you falsify certifications or affirmations you may be subject to criminal penalties including fines and/or imprisonment.

OBTAINING A NUMBER

        If you do not have a taxpayer identification number or you do not know your number, obtain Form SS-5, Application for a Social Security Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

                                                        EXHIBIT 9(a)(4) to 13E-4



                        NOTICE OF GUARANTEED DELIVERY OF

                SHARES OF COMMON STOCK, PAR VALUE $1.00 PER SHARE

                       OF HAWAII NATIONAL BANCSHARES, INC.

        This form, or one substantially equivalent hereto, must be used to accept the Tender Offer of Hawaii National Bancshares, Inc. (the "Company") made pursuant to the Proxy/Tender Offer Statement, dated ________ ___, 1999 (the "Proxy/Tender Offer Statement"), if certificates for Existing Shares are not immediately available or if the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Company prior to 5:00 p.m., Honolulu time, on the Expiration Date. This form may be delivered or transmitted by facsimile transmission, mail or hand delivery to the Company as set forth below. Capitalized terms not defined herein are defined in the Proxy/Tender Offer Statement.

Delivery to:   Hawaii National Bancshares, Inc.
               45 N. King Street
               Honolulu, Hawaii 96812
               Attention:
               Facsimile:  (808) 528-7728

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION VIA A FACSIMILE NUMBER OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

Ladies and Gentlemen:

        Upon the terms and conditions set forth in the Proxy/Tender Offer Statement and the accompanying Letter of Transmittal, the undersigned hereby tenders to the Company the principal amount of Existing Shares specified below pursuant to the guaranteed delivery procedures set forth in Instruction 3 to the Letter of Transmittal. By so tendering, the undersigned does hereby make, at and as of the date hereof, the representations and warranties of a tendering Holder of Existing Shares set forth in the Letter of Transmittal. The undersigned hereby tenders the Existing Shares listed below:

    Certificate Number(s) (if available)     Principal Amount Tendered

    ___________________________________      ___________________________________

    ___________________________________      ___________________________________

    ___________________________________      ___________________________________

                                PLEASE SIGN HERE

X________________________________________________ ____________________________
Signature(s) of Owner(s) or Authorized Signatory             Date

Area Code and Telephone Number: ________________________________________________

Must be signed by the holder(s) of Existing Shares as their Name(s)appear(s) on certificates for Existing Shares or on a security position listing, or by person(s) authorized to become registered holder(s) by endorsement and documents transmitted with this Notice of Guaranteed Delivery. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer or other person acting in a fiduciary or representative capacity, such person must set forth his or her full title below.

                      PLEASE PRINT NAME(S) AND ADDRESS(ES)

Name(s): ___________________________________________________________________

         ___________________________________________________________________

         ___________________________________________________________________

Capacity: ___________________________________________________________________

Address(es): ___________________________________________________________________

             ___________________________________________________________________

             ___________________________________________________________________

                                    GUARANTEE

                    (NOT TO BE USED FOR SIGNATURE GUARANTEE)

        The undersigned, a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program, guarantees that the certificates representing the principal amount of Existing Shares tendered hereby in proper form for transfer pursuant to the procedures set forth in Instruction 3 to the Letter of Transmittal, together with one or more properly completed and duly executed Letters of Transmittal (or facsimile thereof or Agent's Message in lieu thereof), and any required signature guarantee and any other documents required by the Letter of Transmittal, will be received by the Company at the address set forth above, no later than three business days after the Expiration Date.



___________________________________          ___________________________________
Name of Firm                                 Authorized Signature

___________________________________          ___________________________________
Street Address                               Name (please print)

___________________________________          ___________________________________
City, State and Zip Code                     Title

___________________________________          ___________________________________
Area Code and Telephone Number               Date

DO NOT SEND CERTIFICATES FOR EXISTING SHARES WITH THIS FORM. ACTUAL SURRENDER OR CERTIFICATES FOR EXISTING SHARES MUST BE MADE PURSUANT TO, AND BE ACCOMPANIED BY, THE EXECUTED LETTER OF TRANSMITTAL.

                                                        EXHIBIT 9(a)(5) to 13E-4



                     TENDER OFFER FOR SHARES OF COMMON STOCK
                       OF HAWAII NATIONAL BANCSHARES, INC.
                  PURSUANT TO THE PROXY/TENDER OFFER STATEMENT
                            DATED ________ ___, 1999

           THE TENDER OFFER WILL EXPIRE AT 5:00 P.M. HONOLULU TIME ON
               JUNE 30, 1999, UNLESS THE TENDER OFFER IS EXTENDED

          -----------------------------------------------------------
                               ________ ___, 1999

To:     Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

               Hawaii National Bancshares, Inc., a Hawaii corporation (the "Company"), is offering upon the terms and conditions set forth in the Proxy/Tender Offer Statement, dated ________ ___, 1999 (the "Proxy/Tender Offer Statement"), and the enclosed Letter of Transmittal (the "Letter of Transmittal"), to purchase (the "Tender Offer") its Common Stock, par value $1.00 per share (the "Existing Shares") at a purchase price of $45.00 per share.

               We are requesting that you contact your clients for whom you hold Existing Shares regarding the Tender Offer. For your information and for forwarding to your clients for whom you hold Existing Shares registered in your name or in the name of your nominee, or who hold Existing Shares registered in their own names, we are enclosing the following documents:

        1.   The Proxy/Tender Offer Statement;

        2. The Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9) for your use and for the information of your clients;

        3. A Notice of Guaranteed Delivery to be used to accept the Tender Offer if certificates for Existing Shares are not immediately available or time will not permit all required documents to reach the Company prior to the time the Tender Offer expires;

        4. A form of letter which may be sent to your clients for whose accounts you hold Existing Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to The Tender Offer; and

        5.   A return envelope addressed to the Company.

        Your prompt action is requested. The Tender Offer will expire at 5:00 p.m., Honolulu time, on June 30, 1999, unless extended. Existing Shares tendered pursuant to the Tender Offer may be withdrawn at any time before the Tender Offer expires.

        To participate in the Tender Offer, a duly executed and properly completed Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, should be sent to the Company and certificates representing the Existing Shares should be delivered to the Company, all in accordance with the instructions set forth in the Letter of Transmittal and the Proxy/Tender Offer Statement. If holders of Existing Shares wish to tender, but it is impracticable for them to forward their certificates for Existing Shares prior to the expiration of the Tender Offer, a tender may be effected by following the guaranteed delivery procedures described in Instruction 3 of the Letter of Transmittal.

        The Company will not pay any fees or commissions to brokers, dealers or other persons for soliciting exchanges of Existing Shares pursuant to the Tender Offer. The Company will, however, upon request, reimburse you for customary clerical and mailing expenses incurred by you in forwarding any of the enclosed materials to your clients. The Company will pay or cause to be paid any stock transfer taxes payable on the transfer of Existing Shares to it, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

        Questions and requests for assistance with respect to the Tender Offer or for additional copies of the Proxy/Tender Offer Statement, Letter of Transmittal and other enclosed materials may be directed to the Company at its address and telephone number set forth on the front of the Letter of Transmittal.

                                            Very truly yours,

                                            HAWAII NATIONAL BANCSHARES, INC.


NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF THE COMPANY OR ANY AFFILIATE THEREOF, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS OR USE ANY DOCUMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE TENDER OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED THEREIN.

                                                        EXHIBIT 9(a)(5) to 13E-4

                     TENDER OFFER FOR SHARES OF COMMON STOCK
                       OF HAWAII NATIONAL BANCSHARES, INC.
                  PURSUANT TO THE PROXY/TENDER OFFER STATEMENT
                            DATED ________ ___, 1999

           THE TENDER OFFER WILL EXPIRE AT 5:00 P.M. HONOLULU TIME ON
               JUNE 30, 1999, UNLESS THE TENDER OFFER IS EXTENDED

            --------------------------------------------------------

                               ________ ___, 1999

To Our Clients:

        Enclosed for your consideration is a Proxy/Tender Offer Statement, dated ________ ___, 1999 (the "Proxy/Tender Offer Statement"), a Letter of Transmittal (the "Letter of Transmittal") relating to the offer (the "Tender Offer") by Hawaii National Bancshares, Inc. (the "Company") to purchase shares of its common stock, par value $1.00 per share (the "Existing Shares"), at a purchase price of $45.00 per share, upon the terms and subject to the conditions set forth in the Proxy/Tender Offer Statement and the Letter of Transmittal.

        These materials are being forwarded to you as the beneficial owner of Existing Shares held by us for your account or benefit but not registered in your name. A TENDER OF ANY EXISTING SHARES MAY ONLY BE MADE BY US AS THE HOLDER OF RECORD AND PURSUANT TO YOUR INSTRUCTIONS. THE LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR INFORMATIONAL PURPOSES ONLY AND MAY NOT BE USED BY YOU TO TENDER EXISTING SHARES HELD BY US FOR YOUR ACCOUNT OR BENEFIT. Accordingly, we request instructions as to whether you wish us to tender any or all Existing Shares held by us for your account or benefit, pursuant to the terms and conditions set forth in the Proxy/Tender Offer Statement and the Letter of Transmittal. Your instructions should be forwarded to us as promptly as possible in order to permit us to tender the Existing Shares on your behalf in accordance with the provisions of the Tender Offer.

        Your attention is directed to the following:

                1. The Tender Offer is an offer by the Company to purchase all, but not less than all, of the Existing Shares you own at a purchase price of $45.00 per share.

                2. The Tender Offer is subject to certain conditions. See "THE TENDER OFFER - Conditions to the Tender Offer" in the Proxy/Tender Offer Statement.

                3. The Tender Offer and withdrawal rights will expire at 5:00 p.m., Honolulu time, on June 30, 1999, unless extended. Any Existing Shares tendered pursuant to the Tender Offer may be withdrawn at any time before The Tender Offer expires.

                4. Any transfer taxes incident to the transfer of Existing Shares from the tendering holder to the Company will be paid by the Company, except as otherwise provided in the Proxy/Tender Offer Statement and the Letter of Transmittal.

        If you wish us to tender your Existing Shares, please so instruct us by completing, executing and returning to us the instruction on the back of this letter. An envelope to return your instructions to us is enclosed. The Tender Offer is not being made to, nor will exchanges be accepted from or on behalf of, holders of Existing Shares residing in any jurisdiction in which the making of the Tender Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.

                 INSTRUCTIONS WITH RESPECT TO THE EXCHANGE OFFER

        The undersigned hereby acknowledges receipt of your letter and the enclosed material referred to therein relating to the Tender Offer made by Hawaii National Bancshares, Inc. with respect to its Existing Shares. This will instruct you, as to the action to be taken by you relating to the Tender Offer with respect to the Existing Shares held by you for the account of the undersigned.

        The aggregate face amount of the Existing Shares held by you for the account of the undersigned is (fill in amount): ______________ shares of common stock, par value $1.00 per share, of Hawaii National Bancshares, Inc.

        With respect to the Tender Offer, the undersigned hereby instructs you (check appropriate box):

        [ ] To TENDER all of the Existing Shares held by you for the account of the undersigned

        [ ] NOT to TENDER any Existing Shares held by you for the account of the undersigned.

If the undersigned instructs you to tender the Existing Shares held by you for the account of the undersigned, it is understood that you are authorized (a) to make, on behalf of the undersigned (and the undersigned, by its signature below, hereby makes to you), the representations and warranties contained in the Letter of Transmittal that are to be made with respect to the undersigned as a Beneficial Owner (as defined in the Letter of Transmittal); (b) to make such agreements, representations and warranties on behalf of the undersigned, as are set forth in the Letter of Transmittal; and (c) to take such other action as maybe necessary under the Proxy/Tender Offer Statement or the Letter of Transmittal to effect the valid tender of such Existing Shares.

________________________________________________________________________________

                                   SIGN HERE

Name of Beneficial Owner(s):____________________________________________________

Signature(s):___________________________________________________________________

Name(s) (please print):_________________________________________________________

Address:________________________________________________________________________

        ________________________________________________________________________

Telephone Number:_______________________________________________________________

Taxpayer Identification or Social Security Number:______________________________

Date:___________________________________________________________________________

--------------------------------------------------------------------------------

None of the Existing Shares held by us for your account will be tendered unless we receive written instructions from you to do so. Unless a specific contrary instruction is given in the space provided, your signature(s) hereon shall constitute an instruction to us to tender all the Existing Shares held by us for your account.